UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

SUPERIOR DRILLING PRODUCTS, INC.

(Name of the Issuer)

Superior Drilling Products, Inc.

Drilling Tools International Corporation

DTI Merger Sub I, Inc.

DTI Merger Sub II, LLC

G. Troy Meier

Annette Meier

Meier Family Holding Company, LLC

Meier Management Company, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number of Class of Security)

R. Wayne Prejean President and Chief Executive Officer Drilling Tools International Corporation 3701 Briarpark Drive, Suite 150 Houston, Texas 77042 (832) 742-8500		Troy Meier Chief Executive Officer Superior Drilling Products, Inc. 1583 South 1700 East Vernal, Utah 84078 (435) 789-0594
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to:
Michael J. Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002 (713) 651-2678	Kevin Poli Porter Hedges LLP 100 Main Street, 36th Floor Houston, TX 77002 (713) 226-6682	Randolph Ewing Ewing & Jones, PLLC 6363 Woodway, Suite 100 Houston, Texas 77057 (713) 590-9610

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Superior Drilling Products, Inc., a Utah corporation (“SDPI”), and the issuer of the common stock, par value $0.001 per share (the “SDPI Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Drilling Tools International Corporation, a Delaware corporation (“DTI”), (iii) DTI Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), (iv) DTI Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), (v) G. Troy Meier, (vi) Annette Meier, (vii) Meier Family Holding Company, LLC and (viii) Meier Management Company, LLC (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated March 6, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among SDPI, DTI, Merger Sub I, and Merger Sub II, pursuant to which (i) Merger Sub I, a direct and wholly owned subsidiary of DTI, will merge with and into SDPI with SDPI surviving as a wholly owned subsidiary of DTI (the “First Merger,” and such surviving corporation, the “Surviving Corporation”) and (ii) following the effective time of the First Merger (the “First Effective Time”), the Surviving Corporation will merge with and into DTI Merger Sub II, a direct and wholly owned subsidiary of DTI, with Merger Sub II surviving as a wholly owned subsidiary of DTI (the “Second Merger,” and together with the First Merger, the “Merger”).

Under the terms of the Merger Agreement, at the First Effective Time, each share of SDPI Common Stock issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive, without interest, at the election of the holder thereof, and subject to the proration provisions of the Merger Agreement,: (a) for each share of SDPI Common Stock with respect to which an election to receive cash has been made and not revoked or lost (each, a “Cash Election Share”), $1.00 in cash (the “Cash Election Consideration”); (b) for each share of SDPI Common Stock with respect to which an election to receive stock has been made and not revoked or lost (each, a “Stock Election Share”), 0.313 validly issued, fully paid, and non-assessable shares of common stock, par value $0.0001 per share (the “DTI Common Stock”), of DTI (the “Stock Election Consideration,” and together with the Cash Election Consideration, the “Merger Consideration”); and (c) for each share of SDPI Common Stock with respect to which no election to receive the Cash Election Consideration or the Stock Election Consideration (each, a “No Election Share”), the Cash Election Consideration or the Stock Election consideration, as provided in the proration mechanics described below.

If the product obtained by multiplying the aggregate number of Stock Election Shares and 0.313 (the “Stock Election Multiplier,” and such product, the “Aggregate Stock Elections”) exceeds 4,845,240 (the “Maximum Share Amount”), (i) all Cash Election Shares and No Election Shares will be exchanged for the Cash Election Consideration and (ii) a portion of the Stock Election Shares of each holder thereof will be exchanged for the Stock Election Consideration, with such portion being equal to the product obtained by multiplying the number of such holder’s Stock Election Shares by a fraction, the numerator of which is the Maximum Share Amount and the denominator of which is the Aggregate Stock Elections, with the remaining portion of such holder’s Stock Election Shares being exchanged for the Cash Election Consideration.

If the Aggregate Stock Elections is less than 4,112,752 shares (the “Minimum Share Amount,” and the difference between the Minimum Share Amount, the “Shortfall Amount”), then (i) first, if the Shortfall Amount is smaller than or equal to the number of No Election Shares multiplied by 0.313 (the “No Election Share Amount”), then (A) the Cash Election Shares will receive cash as they have chosen and will not be affected by the adjustment and (B) the No Election Shares held by shareholders will be exchanged for the Stock Consideration equal to the product of (1) the number of No Election Shares of such holders and (2) a fraction, the numerator of which is the Shortfall Amount and the denominator of which is the No Election Share Amount, with the remaining portion of such holder’s No Election Shares receiving the Cash Consideration and (ii) second, if the Shortfall Amount exceeds the No Election Share Amount, then (A) all No Election Shares will be exchanged for Stock Election Consideration and (B) the Cash Election Shares held by shareholders will be exchanged for the Stock Election Consideration, with such portion being equal to the product of (x) the number of Cash Election Shares of such holder and (y) a fraction, the numerator of which is the amount by which the Shortfall Amount exceeds the No Election Share Amount, and the denominator of which is the product of the aggregate number of Cash Election Shares and the Stock Election Multiplier, with the remaining portion of such holder’s Cash Election Shares receiving the Cash Consideration, and (iii) if the Aggregate Stock Elections is (x) equal to the Maximum Share Amount, (y) less than the Maximum Share Amount but greater than the Minimum Share Amount, or (z) equal to the Minimum Share Amount, then (1) all Cash Election Shares and No Election Shares will be exchanged for the Cash Election Consideration and (2) all Stock Election Shares will be exchanged for the Stock Election Consideration.

The Merger will become effective, with respect to the First Merger, upon the filing and acceptance of articles of merger (the “First Certificate of Merger”) with the Utah Department of Commerce, Division of Corporations and Commercial Code (the “Utah Division of Corporations”) and immediately thereafter, with respect to the Second Merger, a certificate of merger or articles of merger, as applicable, with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”).

No fractional shares of DTI Common Stock will be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of SDPI Common Stock who would otherwise be entitled to receive a fraction of a share of DTI Common Stock will, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of SDPI Common Stock outstanding as of immediately prior to the First Effective Time or book-entry positions representing non-certificates shares of SDPI Common Stock, will be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the average of the daily volume weighted average trading price per share of DTI Common Stock on Nasdaq on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the First Effective Time.

Holders of DTI Common Stock prior to the Merger will continue to own their existing shares of DTI Common Stock.

The closing of the Merger will take place on the second business day after the satisfaction, or, to the extent permitted under the Merger Agreement and applicable legal requirements, waiver of the last to be satisfied or waiver of all conditions to the parties’ respective obligations to effect the Merger (the “Closing”). The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

The board of directors of DTI (the “DTI Board”) has unanimously (i) determined that the Merger Agreement and the various transactions contemplated by the Merger Agreement, including the Merger and the payment of the Merger Consideration (together, the “Transactions”), are advisable and in the best interests of DTI and its stockholders and (ii) approved the Merger Agreement and the Transactions, including the Merger and the Merger Consideration, on the terms and subject to the conditions set forth in the Merger Agreement.

The Special Committee (the “Special Committee”) of the board of directors of SDPI (the “SDPI Board”) has unanimously (i) determined that the Merger Agreement and the various transactions contemplated by the Merger Agreement, including the Merger and the payment of the Merger Consideration (together, the “Transactions”), are advisable and in the bests interests of SDPI and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) recommended that the SDPI Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved and recommended that the SDPI Board resolve to (a) direct that the Merger Agreement and the Merger be submitted to a vote of the SDPI stockholders for approval and (b) recommend approval of the Merger Agreement and the Merger by the SDPI stockholders at the SDPI Special Meeting (as defined below).

The SDPI Board (acting, in part, based upon the recommendation of the Special Committee) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of SDPI and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the Merger Agreement be submitted to a vote of the SDPI stockholders for approval and (iv) resolved to recommend approval of the Merger Agreement by the SDPI stockholders at the SDPI Special Meeting (defined below).

In connection with the Merger, SDPI will hold a special meeting of its stockholders (as the same may be adjourned or postponed, the “SDPI Special Meeting”). At the SDPI Special Meeting, the SDPI stockholders will be asked to consider and vote on proposals to (i) approve the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”) (ii) vote on a non-binding advisory proposal to approve compensation that will or may become payable by SDPI to its named executive officers in connection with the Merger, and (iii) approve the adjournment of the SDPI Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SDPI Special Meeting to approve the Merger Proposal (the “Adjournment Proposal”). Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of DTI to enter into the Merger Agreement, DTI entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with each of (a) G. Troy Meier, (b) Annette Meier, (c) Meier Family Holding Company, LLC, and (d) Meier Management Company, LLC (together, the “Supporting Shareholders”), who in the aggregate beneficially own shares of SDPI Common Stock representing approximately forty percent (40%) of the voting power of SDPI’s outstanding capital stock in the aggregate as of the date of this Transaction Statement and any voting securities of SDPI acquired after the date of the Voting and Support Agreement and prior to the record date for the Special Meeting owned beneficially or of record by such shareholder (the “Covered Shares”). Under the Voting and Support Agreement, the Supporting Shareholders agreed to, among other things, vote the Covered Shares in favor of the Merger Proposal and the Adjournment Proposal at the SDPI Special Meeting.

Concurrently with the filing of this Transaction Statement, DTI is filing with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus of DTI and SDPI (the “Proxy Statement/Prospectus”) in connection with the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instructions G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement/Prospectus.

All information concerning SDPI contained in, or incorporated by reference into, this Transaction Statement was supplied by SDPI. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

(b)	Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Meeting of SDPI Stockholders”

“Special Factors—Interests of DTI Directors and Officers in the Merger”

“Special Factors—Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding DTI—Market Price of DTI Common Stock”

“Important Information Regarding SDPI”

(c)	Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding DTI—Market Price of DTI Common Stock”

“Important Information Regarding SDPI—Market Price of SDPI Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Description of DTI Capital Stock—Dividends”

“Important Information Regarding SDPI—Dividends”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding SDPI—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding SDPI—Prior Stock Purchases”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) through	(b) Name and Address; Business and Background of Entities. SDPI is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Important Information Regarding Schedule 13e-3 Filing Parties Other than DTI and SDPI—Name and Address; Business and Background of Schedule 13e-3 Individual Filing Parties other than DTI and SDPI”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—General”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger and Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Reasons for the Merger of the Schedule 13e-3 Filing Parties other than SDPI and the Supporting Shareholders; Fairness”

“Special Factors—Intent to Vote”

“Special Factors— Unaudited Prospective Financial Information”

“Special Factors— Opinion of Piper Sandler”

“Special Factors— Plans for SDPI After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors— Governance of SDPI After the Merger”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors— Certain Related Party Agreements between DTI and Other Filing Parties”

“Special Factors— Delisting and Deregistration of SDPI Common Stock”

“Special Factors— Litigation Related to the Merger”

“Special Factors— Availability of Documents”

“The Merger Agreement”

“Description of the Differences Between DTI Capital Stock and SDPI Capital Stock”

“Special Meeting of SDPI Stockholders”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Annex A: Merger Agreement”

(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“The Merger Agreement”

“Annex A: Merger Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Meeting of SDPI Stockholders—Dissenters’ Rights”

“Dissenters’ Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders of SDPI”

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Listing of DTI Common Stock”

“Special Factors—Plans for SDPI After the Merger; Delisting and Deregistration of SDPI Common Stock”

“Delisting and Deregistration of SDPI Common Stock”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Important Information Regarding SDPI”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

(b) through	(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—General”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“The Merger Agreement”

“Important Information Regarding SDPI”

“Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“The Merger Agreement —Treatment of SDPI Equity Awards”

“The Merger Agreement”

“Important Information Regarding SDPI”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

“Annex A: Merger Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—General”

“Special Factors—Certain Effects of the Merger”

“Special Factors— Reasons for the Merger and Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors—Delisting and Deregistration of SDPI Common Stock”

“The Merger Agreement”

“Annex A: Merger Agreement”

(c)(1) through	(8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Delisting and Deregistration of SDPI Common Stock”

“The Merger Agreement”

“Special Meeting of SDPI Stockholders”

“Annex A: Merger Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Opinion of Piper Sandler”

“Annex B: Opinion of Piper Sandler”

(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors—Opinion of Piper Sandler”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Annex B: Opinion of Piper Sandler”

(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Delisting and Deregistration of SDPI Common Stock”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Annex A: Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) through

(b) Fairness; Factors Considered in Determining Fairness. Piper Sandler & Co. (“Piper Sandler”) was not requested to, and it did not, provide to DTI or any other person any (i) opinion (whether as to the fairness of any consideration, including, without limitation, the Merger Consideration, or otherwise), (ii) valuation of SDPI for the purpose of assessing the fairness of the Merger Consideration to any person, or (iii) recommendation as to how to vote or act on any matters relating to the proposed Merger or otherwise. Energy Capital Solutions, LLC’s (“ECS”) discussion materials dated January 31, 2024 should not be construed as creating any fiduciary duty on ECS’s part to DTI or any other person and such materials are not intended to be, and do not constitute, a recommendation to DTI or any other person in respect of the Merger.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors—Opinion of Piper Sandler”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Annex B: Opinion of Piper Sandler”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“The Merger Agreement—SDPI Stockholders’ Meeting”

“Special Meeting of SDPI Stockholders”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“The Merger Agreement”

“Annex B: Opinion of Piper Sandler”

(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a) through

(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by ECS and provided to DTI and the DTI Board, dated as of January 31, 2024, are set forth as Exhibit (c)(7) and incorporated herein by reference. The discussion materials prepared by Piper Sandler and provided either to the SDPI Special Committee or the SDPI Board, dated as of October 12, 2023, January 3, 2024, January 15, 2024, February 6, 2024, and March 6, 2024 are set forth as Exhibits (c)(2) through (c)(6) hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Summary Term Sheet—Opinion of Piper Sandler”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Piper Sandler”

“Where You Can Find More Information”

“Annex B: Opinion of Piper Sandler”

The written opinion of Piper Sandler is attached to the Proxy Statement/Prospectus as Annex B and is incorporated herein by reference.

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of DTI and SDPI during its regular business hours by any interested equity security holder of SDPI Common Stock or by any representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) through	(b),(d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Consideration”

“Summary Term Sheet—The Merger Agreement”

“Summary Term Sheet—Termination Fees and Expenses”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

(c)	Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination Fees and Expenses”

“Special Meeting of SDPI Stockholders—Solicitation of Proxies”

“The Merger Agreement—Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through	(b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Parties to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Treatment of SDPI Equity Awards”

“The Merger Agreement”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Meeting of SDPI Stockholders”

(e)	Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“The Merger Agreement—Conditions to the Merger”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding SDPI—Summary Financial Information”

“Where You Can Find More Information”

SDPI’s Annual Report on Form 10-K for the year ended December 31, 2023 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) through	(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Merger; Recommendation of the SDPI Special Committee and the SDPI Board; Fairness”

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(c)	Golden Parachute Compensation. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

“Special Factors— Interests of DTI Directors and Officers in the Merger”

“Special Factors— Interests of SDPI Directors and Officers in the Merger”

(c)	Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus (incorporated herein by reference to Drilling Tools International Corporation’s Registration Statement on Form S-4/A filed with the SEC on June 24, 2024)

(a)(2)	Letter to the Stockholders of SDPI (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(3)	Form of Proxy Card and Voting Instructions for the SDPI Special Meeting (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(4)	Notice of Special Meeting of Stockholders of SDPI (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(5)	Press Release of SDPI, dated March 7, 2024 (incorporated by reference to Exhibit 99.1 to SDPI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(a)(6)	Press Release of DTI, dated March 7, 2024 (incorporated by reference to Exhibit 99.1 to DTI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(a)(7)	Earnings Release of SDPI, dated March 7, 2024 (incorporated by reference to Exhibit 99.1 to SDPI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(a)(8)	Earnings Release of DTI, dated March 7, 2024 (incorporated by reference to Exhibit 99.1 to DTI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(c)(1)	Opinion of Piper Sandler & Co. (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus)

(c)(2)	Discussion materials prepared by Piper Sandler & Co., dated October 12, 2023

(c)(3)	Discussion materials prepared by Piper Sandler & Co., dated January 3, 2024

(c)(4)	Discussion materials prepared by Piper Sandler & Co., dated January 15, 2024

(c)(5)	Discussion materials prepared by Piper Sandler & Co., dated February 6, 2024

(c)(6)	Discussion materials prepared by Piper Sandler & Co., dated March 6, 2024

(c)(7)	Discussion materials prepared by Energy Capital Solutions, LLC, dated January 31, 2024, for the Board of Directors of DTI

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2024, by and among SDPI, DTI, Merger Sub I, and Merger Sub II (incorporated by reference herein to Exhibit 2.1 to SDPI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(d)(2)	Voting and Support Agreement, dated as of March 6, 2024 (incorporated by reference herein to Exhibit 10.1 to SDPI’s Current Report on Form 8-K filed with the SEC on March 7, 2024)

(f)(1)	Articles of Incorporation (incorporated by reference herein to Exhibit 3.1 to SDPI’s Registration Statement on Form S-1 filed with the SEC on April 7, 2014)

(f)(2)	Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.5 to Amendment No. 2 to SDPI’s Registration Statement on Form S-01 filed with the SEC on May 6, 2014)

(f)(3)	Title 16, Chapter 10a, Part 13 Dissenters’ Rights (incorporated by reference to Annex C of the Proxy Statement/Prospectus)

(g)	None.

107*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on May 10, 2024.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 24, 2024

DRILLING TOOLS INTERNATIONAL CORPORATION

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Chief Executive Officer

SUPERIOR DRILLING PRODUCTS, INC.

By:	/s/ G. Troy Meier
Name:	G. Troy Meier
Title:	Chief Executive Officer and Chairman

DTI MERGER SUB I, INC.

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Secretary

DTI MERGER SUB II, LLC

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Secretary

MEIER FAMILY HOLDING COMPANY, LLC

By:	/s/ G. Troy Meier
Name:	G. Troy Meier
Title:	Manager

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	Manager

MEIER MANAGEMENT COMPANY, LLC

By:	/s/ G. Troy Meier
Name:	G. Troy Meier
Title:	Manager

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	Manager

By:	/s/ G. Troy Meier
Name:	G. TROY MEIER, individually

By:	/s/ Annette Meier
Name:	ANNETTE MEIER, individually